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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                        For the year ended June 30, 1998

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                        Commission file number: 33-60032

                             Buckeye Retirement Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

        Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1998 and 1997


================================================================================

                                                Audited Financial Statements and
                                                          Supplemental Schedules

                                                         Buckeye Retirement Plan

                                              Years ended June 30, 1998 and 1997
                                             with Report of Independent Auditors

                             Buckeye Retirement Plan

             Audited Financial Statements and Supplemental Schedules

                             June 30, 1998 and 1997




                                    Contents

Report of Independent Auditors........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.......................2
Statement of Changes in Net Assets Available for Benefits.............4
Notes to Financial Statements.........................................5


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes.............9
Line 27d--Schedule of Reportable Transactions........................10

                         Report of Independent Auditors


Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Buckeye Retirement Plan (the Plan) as of June 30, 1998 and 1997, and the statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997 and the changes in net assets available for benefits for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of June 30, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits as of June 30, 1998 and 1997, and the statement of changes in net assets available for benefits for the year ended June 30, 1998, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


December 14, 1998


                             Buckeye Retirement Plan

                 Statement of Net Assets Available for Benefits,
                              With Fund Information

                                  June 30, 1998

                           Money                             Growth &                          Buckeye
                           Market   Income      Balanced     Income     Growth   International  Stock
                            Fund      Fund        Funds       Funds      Funds       Fund        Fund        Other         Total
                          ----------------------------------------------------------------------------------------------------------
Investments,at fair
value:
  Shares in registered
   investment companies    $     -   $373,787  $1,937,507  $14,523,544   $292,627    $37,477    $        -   $      -    $17,164,942

  Common stock of
    Buckeye Technologies
    Inc.                         -          -           -            -          -          -     9,399,707         -      9,399,707
  Cash and cash
  equivalents              692,784          -           -            -          -          -             -    42,223        735,007
                          ----------------------------------------------------------------------------------------------------------
Total investments          692,784    373,787   1,937,507   14,523,544    292,627     37,477     9,399,707    42,223     27,299,656

Employer contributions
  receivable               160,874     90,442     353,499    2,856,931    118,041      3,943     1,720,413         -      5,304,143
                          ----------------------------------------------------------------------------------------------------------
Net assets available for
benefits                  $853,658   $464,229  $2,291,006  $17,380,475   $410,668    $41,420   $11,120,120   $42,223    $32,603,799
                          ==========================================================================================================


See accompanying notes.
                                        2

                 Statement of Net Assets Available for Benefits,
                              With Fund Information

                                  June 30, 1997

                                         Money                             Stock      Growth &               Buckeye
                                         Market      Bond     Balanced     Index       Income      Growth     Stock
                                          Fund       Fund      Fund        Fund         Fund        Fund      Fund         Total
                                        --------------------------------------------------------------------------------------------

Investments at fair value:
   Shares in registered investment
     companies ...................    $     --    $320,554  $1,354,920  $2,519,541  $1,958,656  $6,170,154  $       --   $12,323,825
   Common stock of Buckeye
     Technologies Inc. ...........          --          --          --          --          --          --   4,985,449     4,985,449
   Cash and cash equivalents .....     433,451       3,105      18,726       9,756         432      40,843     184,130       690,443
                                      ----------------------------------------------------------------------------------------------
Total investments ................     433,451     323,659   1,373,646   2,529,297   1,959,088   6,210,997   5,169,579    17,999,717

 Employer contributions receivable     147,375      92,288     358,944     695,961     709,130   1,578,378   1,405,140     4,987,216

Accrued income ...................       1,812       1,887      10,987          18          23           79         54        14,860
                                      ----------------------------------------------------------------------------------------------
Net assets available for benefits     $582,638    $417,834  $1,743,577  $3,225,276  $2,668,241  $7,789,454  $6,574,773   $23,001,793
                                      ==============================================================================================

See accompanying notes.

                                         Buckeye Retirement Plan

                          Statement of Changes in Net Assets Available for Benefits,
                                             With Fund Information

                                           Year ended June 30, 1998

                               Money                          Stock     Growth &                        Buckeye
                               Market  Income     Balanced    Index     Income    Growth  International  Stock
                                Fund    Fund      Funds       Fund       Funds    Funds      Fund        Fund      Other    Total
                             -------------------------------------------------------------------------------------------------------

Additions to net assets
  attributed to:
Investment income:
  Net appreciation in fair
   value of investments       $      - $ 19,906 $  203,226 $  233,795  $1,500,223 $  474,748 $ 2,935  $2,322,361 $    -  $ 4,757,194
  Interest and dividends        31,192   21,533    150,286         94     491,133        412       -        ,072      -      645,722
 Employer contributions        160,874   90,442    303,499         -    2,856,931    118,041   3,943   1,720,413      -    5,304,143
                             -------------------------------------------------------------------------------------------------------
Total additions               $192,066  131,881    657,011    233,889   4,848,287    593,201   6,878   4,043,846      -   10,707,059

Deductions from net assets
 attributed to:
  Benefit payments              61,892   27,395     85,805     45,849     254,422    245,065       -       4,494       -   1,074,922
  Administrative expenses        1,597      847      3,233      2,930       7,340      7,017       -       7,167       -      30,131
                              ------------------------------------------------------------------------------------------------------
Total deductions                63,489   28,242     89,038     48,779     261,762    252,082       -     361,661       -   1,105,053
                              ------------------------------------------------------------------------------------------------------
Net increase before transfer
  to successor trustee and
  interfund transfers          128,577  103,639    567,973    185,110   4,586,525    341,119   6,878   3,682,185       -   9,602,006

Transfer to successor trustee   (2,971)  (5,211)       (20)(3,267,778) 10,532,147 (7,256,167)      -           -       -           -
                              ------------------------------------------------------------------------------------------------------

Net increase (decrease) prior
  to interfund transfers       125,606   98,428    567,953 (3,082,668) 15,118,672 (6,915,048)  6,878   3,682,185       -   9,602,006
Interfund transfers (net)      145,414  (52,033)   (20,524)  (142,608)   (406,438)  (463,738) 34,542     863,162  42,223           -
                              ------------------------------------------------------------------------------------------------------
Net increase (decrease)        271,020   46,395    547,429 (3,225,276) 14,712,234 (7,378,786) 41,420   4,545,347  42,223   9,602,006

Net assets available for
  benefits:
  Beginning of year            582,638  417,834  1,743,577  3,225,276   2,668,241  7,789,454      -    6,574,773      -   23,001,793
                              ------------------------------------------------------------------------------------------------------
  End of year                 $853,658 $464,229 $2,291,006 $      -   $17,380,475 $  410,668 $41,420 $11,120,120 $42,223 $32,603,799
                              ======================================================================================================

See accompanying notes.

                             Buckeye Retirement Plan

                          Notes to Financial Statements

                                  June 30, 1998



1. Description of Plan

The following description of the Buckeye Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a noncontributory defined contribution plan covering all salaried and hourly employees of Buckeye Technologies Inc. (the Plan Sponsor), formerly Buckeye Cellulose Corporation, and its wholly owned subsidiaries Buckeye Florida, Limited Partnership and, Buckeye Florida Corporation. During 1998, salaried employees of Buckeye Lumberton, Inc. were included in the Plan at their current vested status. As of July 1, 1998, all employees of Buckeye Lumberton, Inc. are participants of the Plan, subject to the Plan's eligibility requirements. Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any Plan year (July 1 to June
30).

Contributions

The Plan Sponsor makes an annual contribution to each participant's account based on the following formula:

    Contribution =     participant's annual  times   [ 1 + .5 (years of service,
                         gross income                   maximum of 20)]%

Contributions are generally funded in the quarter following the Plan's year end.

Participant Accounts

Each participant's account is credited with the employer contribution and allocations of Plan earnings and administrative expenses. Earnings in each investment fund are allocated to participants' accounts based on the relative value of the account balances prior to the allocation of current year contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions by the Plan Sponsor.

Vesting

Participants  are  100%  vested  after  five  years  of  credited  service,   or
immediately upon death, disability or attainment of normal retirement age (65).

                             Buckeye Retirement Plan

1. Description of Plan (continued)

Payment of Benefits

On termination of service due to death the balance in the participant's account will be distributed to the named beneficiary as a lump sum distribution. For participants who terminate due to permanent disability or retirement, the following forms of payment may be elected:

          Single   - Life Annuity payable monthly
          Married  - 50% Qualified Joint and Survivor Annuity purchased from an insurance Company
          Optional - Lump Sum Distribution
          Lump Sum for account balanced under $3,500

For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or the vested balance may be rolled over directly into another qualified plan or Individual Retirement Account.

Investment Options

Upon enrollment in the Plan, a participant may direct employer contributions in 5% increments in the prescribed investment options. Effective November 1997, the Plan Sponsor changed trustees to Fidelity Investments and chose eleven funds for participation.

Administrative Costs

Administrative costs of the Plan are paid by the Company at its discretion.

2. Accounting Policies

Investments

Investments are stated at fair market value (based on quoted market prices) with the change in carrying value reported as the net change in unrealized appreciation or depreciation in aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the fair value of the Plan's net assets are separately identified as follows:

                                                        June 30
                                                    1998        1997
                                                 -----------------------

     Investments at fair value as determined
      by quoted market price:
       Balanced Funds:
         Dodge & Cox Balanced Fund                $       -   $1,373,646
         Puritan Fund                             1,916,052            -
       Stock Index Fund:
         Vanguard Institutional Index Fund                -    2,529,297
       Growth Fund:
         Janus Fund, Inc.                                 -    6,210,997
       Growth & Income Funds:
         Spartan U.S. Equity Index Fund           3,597,846            -
         MAS Value Fund                           2,902,696    1,959,088
         Fidelity Growth & Income Fund            8,023,002            -
       Common stock of Buckeye Technologies Inc.  9,399,707    5,169,579

During 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $4,757,194 as follows:


                                                          Year ended
                                                            June 30
                                                              1998
                                                          -----------

     Investments at fair value as determined by
      quoted market price:
        Balanced Funds:
          Dodge & Cox Balanced Fund                       $  84,628
          Puritan Fund                                      118,445
        Stock Index Fund:
          Vanguard Institutional Index Fund                 233,795
        Growth Fund:
          Janus Fund, Inc.                                  458,993
        Growth & Income Funds:
          Spartan U.S. Equity Index Fund                    456,185
          MAS Value Fund                                    (53,717)
          Fidelity Growth & Income Fund                   1,088,389
        Common stock of Buckeye Technologies Inc.         2,322,361
        Other                                                47,915
                                                         ===========
                                                         $4,757,194
                                                         ===========

4. Related Party Transactions

The Plan purchased $2,597,363 and sold $699,431 of the Plan Sponsor's common stock during the year. The stock held by the Plan at June 30, 1998 and 1997, had a market value of $9,399,707 and $4,985,449, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become 100 percent vested in their accounts.

6. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated December 23, 1994, that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Year 2000 Issue (unaudited)

The Plan Sponsor intends to modify its internal information technology to be ready for the year 2000, and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.


                                            Buckeye Retirement Plan

                                                EIN 62-1518973
                                                Plan Number 002

                       Line 27a--Schedule of Assets Held for Investment Purposes

                                                 June 30, 1998


                                           Description of Investment Including
 Identity of Issue, Borrower, Lessor        Maturity Date, Rate of Interest,                       Current
           or Similar Party                            Collateral,                     Cost         Value
                                                  Par or Maturity Value
--------------------------------------------------------------------------------------------------------------

*Federated Short Term U.S. Government
  Treasury                                           692,784 units                 $   692,784   $   692,784
  Strong Government Securities Fund                   34,419 shares                    356,809       373,787
*Fidelity Puritan Fund                                90,636 shares                  1,799,917     1,916,052
  Dodge & Cox Balanced Fund                              309 shares                     21,125        21,455
*Spartan U.S. Equity Index Fund                       88,858 shares                  3,159,399     3,597,846
*Fidelity Growth & Income Fund                       182,300 shares                  6,970,098     8,023,002
  MAS Value Fund                                     154,481 shares                  2,640,324     2,902,696
  Newberger & Berman Genesis Trust                     5,141 shares                    113,475       113,212
  Pimco Capital Appreciation Fund                      6,903 shares                    163,500       179,415
*Buckeye Technologies Inc. Common Stock              398,918 shares                  6,211,720     9,399,707
*Fidelity Diversified International  Fund              2,002 shares                     36,432        37,477
 Other                                                    -                             42,223        42,223
                                                                                   ===========================
                                                                                   $22,207,806   $27,299,656
                                                                                   ===========================


* Denotes a party-in-interest of the plan.



                                             Buckeye Retirement Plan

                                                  EIN 62-1518973
                                                 Plan Number 002

                                   Line 27d--Schedule of Reportable Transactions

                                             Year ended June 30, 1998

                                                                                                         Current
                                                                                                        Value of
           Identity                     Description                                                       Asset on            Net
              of                             of                    Purchase   Selling      Cost of       Transaction        Gain or
        Party Involved                     Asset                    Price      Price        Asset         Date               (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (i)--single transactions in
excess of 5 percent of plan assets:

  Janus Fund Inc.                    Purchase of 54,187 shares     $1,578,456  $       -    $1,578,456     $1,578,456    $         -

  Fidelity Institutional Cash
   U.S. Government                   Purchase of 1,405,140 units    1,405,140          -     1,405,140      1,405,140              -



  Dodge & Cox Balanced Fund          Sale of 25,268 shares                 -   1,762,409     1,477,939      1,762,409        284,470

  Janus Fund Inc.                    Sale of 245,212 shares                -   7,255,833     6,017,020      7,255,833      1,238,813

  Vanguard Institutional             Sale of 36,609 shares                 -   3,267,703     2,465,058      3,267,703        802,645
   Index Fund

Category (iii)--series of
transactions in excess of 5 percent
of plan assets:

  Buckeye Technologies Inc.          Purchases of 133,793 shares   2,597,363           -     2,597,363      2,597,363             -

  Dodge & Cox Balanced Fund          Purchases of 6,650 shares       460,815           -       460,815        460,815             -

  Janus Fund Inc.                    Purchases of 54,691 shares    1,617,720           -     1,617,720      1,617,720             -

  MAS Value Fund                     Purchases of 1,043,740 shares 2,458,459           -     2,458,459      2,458,459             -

  Vanguard Institutional Index Fund  Purchases of 8,914 shares       766,772           -       766,772        766,772             -

  Fidelity Institutional Cash
   U.S. Government                   Purchases of 3,885,186 units  3,885,186           -     3,885,186      3,885,186             -

  Fidelity Puritan Fund              Purchases of 95,453 shares    1,895,444           -     1,895,444      1,895,444             -

  Fidelity Growth & Income Fund      Purchases of 194,924 shares   7,452,622           -     7,452,622      7,452,622             -

  Spartan U.S. Equity Index Fund     Purchases of 96,928 shares    3,445,626           -     3,445,626      3,445,626             -



                                             Buckeye Retirement Plan

                                                  EIN 62-1518973
                                                 Plan Number 002

                       Item 27d--Schedule of Reportable Transactions (continued)


                                                                                         Current
         Identity                                                                        Value of
                                  Description                                            Asset on        Net
            of                        of              Purchase   Selling     Cost of   Transaction     Gain or
      Party Involved                 Asset             Price      Price       Asset        Date        (Loss)
-----------------------------------------------------------------------------------------------------------------

Category  (iii)--series  of transactions  in excess of 5 percent of plan assets(continued):

  Buckeye Technologies Inc.   Sales of 30,309 shares   $      - $  699,431  $  504,689   $  699,431    $  194,565

  Dodge & Cox Balanced Fund   Sales of 26,949 shares          -  1,879,061   1,684,496    1,879,061       303,525

  Janus Fund Inc.             Sales of 278,922 shares         -  8,246,866   6,831,758    8,246,866     1,415,108

  MAS Value Fund              Sales of 999,113 shares         -  1,470,100   1,404,417    1,470,100        65,683

  Vanguard Institutional
   Index Fund                 Sales of 39,623 shares          -  3,530,427   2,662,420    3,530,427       868,007

  Fidelity Institutional
   Cash U.S. Government       Sales of 4,046,527 units        -  4,046,527   4,046,527    4,046,527             -

  Fidelity Puritan Fund       Sales of 4,816 shares           -     97,837      95,527       97,837         2,310

  Fidelity Growth &
   Income Fund                Sales of 12,624 shares          -    508,516     482,523      508,516        25,993
  Spartan   U.S. Equity
   Index Fund                 Sales of 8,071 shares           -    303,965     286,227      303,965        17,738

There were no category  (ii) or (iv) reportable transactions during the year ended June 30, 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By:        /s/ DAVID H. WHITCOMB
   -----------------------------------
David H. Whitcomb, Senior Vice President, Finance and Accounting

Date: December 21, 1998